Sean M. Leder
Leder Holdings, LLC
4755 Technology Way, Suite 203
Boca Raton, Florida 33431

February 18, 2016

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attn:  Nicholas P. Panos, Esq.

Re:	PICO Holdings, Inc.
Revised Preliminary Consent Statement filed on Schedule 14A
Filed February 9, 2016 by Leder Holdings, LLC, et al.
File No. 033-36383

Dear Mr. Panos:

Reference is made to your letter dated February 11, 2016 to Sean M. Leder whereby you conveyed comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the revised preliminary consent statement filed by Leder Holdings LLC, LH Brokerage LLC, Leder Holdings Opportunity Fund LLC and Mr. Leder (collectively, “Leder Holdings”) with the Commission on February 9, 2016 in respect of PICO Holdings, Inc. as registrant.

Leder Holdings hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions, please contact Abbe L. Dienstag of Kramer Levin at (212) 715-9280.

Very truly yours,

/s/ Sean M. Leder
Chief Executive Officer
Leder Holdings, LLC

cc:  Abbe L. Dienstag, Esq., Kramer Levin Naftalis & Frankel LLP